Exhibit 99.2

VOTING SLIP FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

Company name: Purple Biotech Ltd., company no. 520031238

Company address (for submission and delivery of Voting Slips): 4 Oppenheimer Street, Science Park, Rehovot 6701101, Israel, Attn.: Gil Efron, Chief Executive Officer

Meeting date: Tuesday, September 8, 2026, at 4:30 p.m. (Israel time).

Meeting type: Annual General Meeting (the “Meeting”).

Record Date: Monday, August 3, 2026

Shareholder details:

Shareholder name:

Israeli identification number:

For shareholders who do not have an Israeli identification card:

Passport number:

Country of issue:

Valid until:

For shareholders that are corporations:

Corporation number:

Country of incorporation:

Is the shareholder a “Principal Shareholder1”, “Senior Officer of the Company2” or an “Institutional Investor3”? Yes/No (circle as appropriate)

[1]	As defined in Section 1 of the Israel Securities Law, 5728-1968 (the “Securities Law”).

[2]	As defined in Section 37(d) of the Securities Law.

[3]	As defined in Regulation 1 of the Supervision of Financial Services Regulations (Provident Funds) (Participation of a Management Company at a General Meeting), 5769-2009 as well as a Manager of Mutual Funds as per the meaning in the Mutual Funds Law, 5754-1999.

MANNER OF VOTING

(Check or mark “X” clearly in each column in accordance with your voting decision.)

	Matter	Manner of Voting
		For	Against	Abstain
1(a).	To approve the election of Gil Efron to serve as a second class director of the Company, until the annual general meeting of shareholders to be held in 2029, and until his successor is duly elected and qualified.
1(b).	To approve the election of Yael Margolin to serve as a second class director of the Company, until the annual general meeting of shareholders to be held in 2029, and until her successor is duly elected and qualified.
2	To approve the compensation terms for Mr. Gil Efron, a director and the current Chief Executive Officer of the Company, in connection with his transition to the role of Executive Director, Head of Corporate Development, effective August 31, 2026, or such later date as may be agreed upon by the Company and Mr. Efron.
3	To approve the adoption of an amended and restated compensation policy for executive officers and directors of the Company for a three-year period, in accordance with the requirements of the Israeli Companies Law, 5759-1999.

Date	Signature

For shareholders holding shares through a member of the Tel Aviv Stock Exchange, this Voting Slip is only valid when accompanied by a certification of ownership, in accordance with the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000. For shareholders registered in the Company’s shareholder registry, this Voting Slip will only be valid when accompanied by a photocopy of a government-issued photograph identification (e.g., passport, identification card or certificate of incorporation (as the case may be)).

Each shareholder voting on Proposal 2 and Proposal 3 via voting slip will be deemed to have confirmed that such shareholder, and any related party thereof, does not have a personal interest in Proposal 2 and Proposal 3, unless such shareholder has delivered a written notice to the Company notifying of the existence of such personal interest no later than 10:00 a.m. (Israel time) on Tuesday, September 8, 2026. Any such written notice must be sent to the Company via registered mail at the Company’s offices; Attention: Shai Lankry, Chief Financial Officer.